No. 812-13804

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDED AND RESTATED APPLICATION FOR AN ORDER PURSUANT TO SECTION 57(c) OF THE INVESTMENT COMPANY ACT OF 1940 FOR AN ORDER EXEMPTING THE PROPOSED TRANSACTIONS FROM SECTION 57(a)(1) OF THE ACT

MAIN STREET CAPITAL CORPORATION

HALEY VENTURES, LLC

HHMS INVESTMENTS, LLC

REPPERT INVESTMENTS LP

JOSEPH E. CANON

VINCENT D. FOSTER

ARTHUR L. FRENCH

and

TODD A. REPPERT

1300 Post Oak Boulevard

Suite 800,

Houston, Texas 77056

(713) 350-6000

All Communications, Notices and Orders to:

Jason B. Beauvais

Vice President, General Counsel and Secretary

Main Street Capital Corporation

1300 Post Oak Boulevard

Suite 800

Houston, Texas  77056

(713) 350-6000

Copies to:

Steven B. Boehm, Esq.

Harry S. Pangas, Esq.

Sutherland Asbill & Brennan LLP

1275 Pennsylvania Avenue, N.W.

Washington, D.C. 20004

December 7, 2010

UNITED STATES OF AMERICA

Before the

SECURITIES AND EXCHANGE COMMISSION

In the Matter of:

MAIN STREET CAPITAL CORPORATION

HALEY VENTURES, LLC

HHMS INVESTMENTS, LLC

REPPERT INVESTMENTS LP

JOSEPH E. CANON

VINCENT D. FOSTER

ARTHUR L. FRENCH

and

TODD A. REPPERT

1300 Post Oak Boulevard

Suite 800,

Houston, Texas 77056

(713) 350-6000

File No. 812-13804

Investment Company Act of 1940

) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )	AMENDED AND RESTATED APPLICATION FOR AN ORDER PURSUANT TO SECTION 57(c) OF THE INVESTMENT COMPANY ACT OF 1940 FOR AN ORDER EXEMPTING THE PROPOSED TRANSACTIONS FROM SECTION 57(a)(1) OF THE ACT

Main Street Capital Corporation (the “Company”), Haley Ventures, LLC, HHMS Investments, LLC, Reppert Investments LP, Joseph E. Canon, Arthur L. French, Vincent D. Foster, and Todd A. Reppert (collectively, the “Applicants”) hereby apply for an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Section 57(c) of the Investment Company Act of 1940, as amended (the “1940 Act”),(1) exempting the proposed transactions described herein from the provisions of Section 57(a)(1) of the 1940 Act.  As discussed more fully below, Applicants request the order to the extent necessary to

(1)  Unless otherwise indicated, all section references herein are to the 1940 Act.

permit the Company to acquire equity interests of Main Street Capital II, LP (“MSC”) from certain persons who are affiliated with the Company in the manner described below.

I.                                         GENERAL DESCRIPTION OF APPLICANTS

A.                                    The Company

The Company was organized under the General Corporation Law of the State of Maryland on March 9, 2007 for the purpose of operating as an internally-managed, non-diversified, closed-end management investment company that has elected to be regulated as a business development company (“BDC”) under the 1940 Act.(2)  In addition, the Company has made an election to be treated for tax purposes as a regulated investment company (“RIC”) under the Internal Revenue Code of 1986, as amended (the “Code”), and intends to continue to make such election in the future.  The Company has a six-member board of directors (the “Board”), of which four members are not “interested persons” of the Company within the meaning of Section 2(a)(19) (the “Independent Directors”).  The Company’s principal place of business is 1300 Post Oak Boulevard, Suite 800, Houston, TX  77056.

In connection with its initial public offering of common stock (the “IPO”), on May 11, 2007, the Company filed a registration statement on Form N-2.  This registration statement was declared effective on October 4, 2007.  Also on October 4, 2007, the Company filed a notice on Form N-54A to be subject to Sections 55 through 65 of the 1940 Act and a registration statement on Form 8-A to register its common stock under Section 12 of the Securities Exchange Act of 1934, as amended (the “1934 Act”).  Accordingly, the Company is subject to the periodic reporting requirements under Section 13(a) of the 1934 Act.  The Company’s common stock

(2)  Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in section 55(a)(1) through 55(a)(3) of the 1940 Act and makes available significant managerial assistance with respect to the issuers of such securities.

trades on the New York Stock Exchange under the ticker symbol “MAIN.”  As of December 3, 2010, the total market value of the Company’s shares was approximately $322 million.

The Company operates as a specialty investment company focused on providing customized financing solutions to companies with annual revenues of between $10 million and $100 million.  The Company’s investment objective is to maximize total return by generating current income from debt investments and realizing capital appreciation from equity-related investments.  The Company’s investments generally range in size from $2 million to $20 million.  Through its ability to invest across a company’s capital structure, from senior secured loans to subordinated debt to equity securities, the Company attempts to offer portfolio companies a comprehensive suite of financing solutions, or “one-stop” financing.

On October 2, 2007, through a series of transactions, the Company acquired all of the equity interests in Main Street Mezzanine Fund, LP (“MSMF”), Main Street Capital Partners, LLC (the “Investment Adviser”), and Main Street Mezzanine Management, LLC (the “General Partner”), each of which now operates as a subsidiary of the Company.  The Company directly owns 99.3% of MSMF in the form of limited partnership interests and the General Partner owns 0.7% of MSMF in the form of a general partnership interest.  MSMF is licensed as a Small Business Investment Company (“SBIC”) by the United States Small Business Administration (“SBA”).

On January 7, 2010, the Company consummated transactions to exchange 1,239,695 shares of its common stock for approximately 87.7% of the total dollar value of the partnership interests in MSC (the “Exchange Offer”).  In connection with the Exchange Offer, 100% of the membership interests in the general partner of MSC, Main Street Capital II GP, LLC (“MSC II GP”), were also transferred to the Company for no consideration.  Prior to the Exchange Offer,

MSC II GP was owned by the individuals that comprise the management of the Company.(3)  MSC II GP owns 0.4% of the total dollar value of the partnership interests in MSC as its general partner.  Since the Exchange Offer, the Company has purchased an additional 0.5% of the total dollar value of partnership interests in MSC from individual owners who are not affiliated with the Company in exchange for shares of the Company’s common stock based on the same formula used in the Exchange Offer, as adjusted for cash capital contributed by the Company in connection with the Exchange Offer as described below (the “Post Exchange Offer Non-Affiliate Purchases”).  MSC is described in more detail below.

Both MSMF and MSC have the same investment objective and strategies as the Company and both are advised by the Investment Adviser.  Additionally, pursuant to the exemptive relief described below, MSMF and MSC generally invest in the same companies at the same time and on the same terms.  The assets of both MSMF and MSC are consolidated with those of the Company for financial reporting purposes.

B.                                    Haley Ventures, LLC

Haley Ventures, LLC is owned and controlled by Travis Haley, an employee of the Company.  It operates as an investment vehicle for its owner.  Haley Ventures, LLC currently owns less than 0.2% of the partnership interests in MSC.

C.                                    HHMS Investments, LLC

HHMS Investments, LLC is owned and controlled by Dwayne L. Hyzak, Curtis L. Hartman, David L. Magdol, and Rodger A. Stout, each of whom is a senior vice president of

(3)  These individuals transferred their interests in MSC II GP without receiving any tangible consideration in return because they believed that it was in the long-term best interest of the Company and its shareholders for the Company to own MSC II GP, and if the transfer were deemed to involved a purchase or sale, it would have implicated Section 57(a) of the 1940 Act.

the Company.  HHMS Investments, LLC operates as an investment vehicle for its owners.  HHMS Investments, LLC currently owns less than 1% of the partnership interests in MSC.

D.                                   Reppert Investments LP

Reppert Investments LP is a partnership that is controlled by Todd Reppert and his spouse and that operates as an investment vehicle for Mr. Reppert’s family.  Reppert Investments LP currently owns less than 0.5% of the partnership interests in MSC.

E.                                     Vincent D. Foster and Todd A. Reppert

Mr. Foster is the chairman of the Board and the chief executive officer of the Company.  Mr. Reppert is the president and chief financial officer of the Company.  Both individuals also serve on the investment committee of the Company.  Mr. Foster currently owns approximately 3% of the partnership interests in MSC.  Mr. Reppert currently owns less than 0.5% of the partnership interests in MSC.

F.                                     Joseph E. Canon and Arthur L. French

Mr. Canon and Mr. French serve as Independent Directors of the Company.  Each of Mr. Canon and Mr. French currently owns less than 0.5% of the partnership interests in MSC.

II.                                   MAIN STREET CAPITAL II, LP

MSC was organized as a limited partnership under the laws of the state of Delaware on June 30, 2005, and received its license from the SBA on January 19, 2006 to operate as an SBIC.

MSC relies on Section 3(c)(1) for an exclusion from the definition of “investment company” under the 1940 Act.(4)

As an SBIC, MSC is examined periodically by the SBA’s staff to determine its compliance with SBIC regulations.  In addition, MSC is audited on an annual basis by a third-party SBIC-focused accounting firm.  SBICs are designed to stimulate the flow of private debt and equity capital to eligible domestic small businesses.  Under present SBIC regulations, eligible domestic small businesses include businesses that have a tangible net worth not exceeding $18 million and have average annual fully taxed net income not exceeding $6 million for the two most recent fiscal years.  In addition, an SBIC must devote twenty-five percent (25%) of its investment activity to “smaller” concerns as defined by the SBA.  A smaller concern is one that has a tangible net worth not exceeding $6 million and has average annual fully taxed net income not exceeding $2 million for the two most recent fiscal years.  SBIC regulations also provide alternative size criteria to determine eligibility, which depend on the industry in which the business is engaged and are based on such factors as the number of employees and gross sales.  According to SBIC regulations, SBICs may make long-term loans to small businesses, invest in the equity securities of such businesses, and provide them with consulting and advisory services.  In addition to the size criteria, SBIC regulations also contain other limitations, including but not limited to those related to permitted industries, terms of investment and conflict of interest and co-investments.

(4)  The Company is a limited partner of MSC.  However, through an amendment to the Limited Partnership Agreement of MSC dated January 7, 2010, the voting rights associated with the limited partnership interests in MSC  owned by the Company and the “Affiliated Limited Partners” (as such term is defined below) were removed.  Thus, the Company’s interest in MSC is comprised entirely of non-voting securities.  As a result, Section 3(c)(1)(A) of the 1940 Act does not require MSC to “look through” to the owners of the Company when determining its compliance with the maximum number of beneficial owners permitted pursuant to Section 3(c)(1).

Since its inception, MSC has, and will continue to have, the same investment objective and strategies as MSMF and the Company, as summarized above.  Prior to the Company’s election to be regulated as a BDC, MSC and MSMF, as a general practice, invested jointly in portfolio companies.  Subsequent to that election, on June 3, 2008, the Company, the Investment Adviser, MSC, and MSMF received an order from the Commission permitting the Company, MSC, and MSMF to resume investing jointly in the same portfolio companies, subject to certain conditions (the “Co-Investment Order”).(5)  Through September 30, 2010, approximately 91% of MSC’s portfolio investments represented co-investments with the Company and/or MSMF.

As noted above, the Company directly owns 88.2% of the total dollar value of the partnership interests in MSC through its ownership of limited partnership interests, and the Company also, indirectly, owns 0.4% of the total dollar value of the partnership interests in MSC through its ownership of MSC II GP.  Thus, the Company owns a total of 88.6% of the total dollar value of the partnership interests in MSC.  Fifteen individuals and entities own the remaining 11.4% of the total dollar value of the partnership interests.  6.4% of those interests are held by persons not affiliated with the Company (the “Non-Affiliated Limited Partners”), while 5.0% are held by certain individuals who comprise the management of the Company or are Independent Directors of the Company, or entities controlled by individuals who comprise the management of the Company or are employees of the Company (the “Affiliated Limited Partners” and together with the Non-Affiliated Limited Partners, the “Limited Partners”).

(5)  Main Street Capital Corporation, et. al., Investment Company Act Release Nos. 28265 (May 5, 2008) (notice) and 28295 (June 3, 2008) (order).

III.                                 THE PROPOSED TRANSACTIONS

A.                                    Description

The Company desires to purchase the Affiliated Limited Partners’ interests in MSC (the “Purchases” and each, a “Purchase”) in exchange for newly issued shares of the Company’s common stock (the “Shares”).(6)  The aggregate number of Shares issued to each Affiliated Limited Partner in connection with the Purchases will be determined by dividing the Adjusted Value (as defined below) of that Affiliated Limited Partner’s interest in MSC by the greater of the market price per share(7) or the net asset value (“NAV”) per share of the Company’ common stock at the time of the Purchase.  Thus, the Shares issued by the Company in exchange for the additional interests in MSC will be valued at or higher than the applicable NAV per share of the Company’ common stock at the time of the Purchases.  As a result, shareholders of the Company will not experience dilution in the NAV per share of the Company’s common stock in connection with the Purchases.  If the Purchases from all of the Affiliated Limited Partners were to be finalized on the date of this Application, Shares issued therein would have a market value of less than $2 million.

B.                                    Adjusted Value

In connection with the Exchange Offer, the interests of the selling limited partners of MSC were valued at a 30% premium to the NAV per interest of MSC (the “Exchange Offer Valuation Formula”).  The Exchange Offer Valuation Formula was approved by the Board, including the required majority (within the meaning of Section 57(o)) (the “Required

(6)  The Company also intends to continue to pursue additional Post Exchange Offer Non-Affiliate Purchases from the remaining Non-Affiliated Limited Partners.

(7)  Market price will be determined by using the 20-day volume weighted average price at the time of the purchase.

Majority”)(8), after consultation with an independent financial adviser retained by the Board.(9)  The Board approved the Exchange Offer Valuation Formula as being fair and reasonable to the shareholders of the Company based on a number of factors, including the perceived value of the long-term, low-cost SBIC debt held by MSC and the perceived value of the SBIC license held by MSC.  The Company believes that, in order to ensure that the Affiliated Limited Partners are not treated any differently from those former limited partners who participated in the Exchange Offer, none of which were affiliated with the Company, the same Exchange Offer Valuation Formula should be used to value the Affiliated Limited Partners’ interests in MSC.  However, because of additional capital that has been, or may be, contributed to MSC after the Exchange Offer, some adjustments to the Exchange Offer Valuation Formula will be necessary to determine the value of each Affiliated Limited Partner’s interest in MSC (the “Adjusted Value”).

At the time of the Exchange Offer, the SBA required the Company to fully fund any committed capital contributions tied to those limited partnership interests that it acquired.  As a result, the Company contributed $24,250,000 to MSC at the time of the Exchange Offer (the “MSCC Capital Contributed Post Exchange Offer”).  In order to ensure that the Affiliated Limited Partners do not unfairly benefit from the MSCC Capital Contributed Post Exchange Offer, this amount will be excluded from the calculation of the NAV of MSC in calculating the Adjusted Value.  If this amount were included in the NAV, it would unfairly increase the value

(8)  As defined in Section 57(o), the term “Required Majority,” when used with respect to the approval of a proposed transaction, plan, or arrangement, means both a majority of a BDC’s directors or general partners who have no financial interest in such transaction, plan, or arrangement and a majority of such directors or general partners who are not interested persons of such company.

(9)  The Board retained independent financial adviser Stifel, Nicolaus & Company, Incorporated (“Stifel”) to analyze the proposed Exchange Offer.  After performing its analysis, Stifel prepared a presentation for the Board and answered questions at a Board meeting.  Although the analysis process performed by Stifel was similar to the process they would have performed to issue an opinion, the Board did not request a formal opinion from Stifel and no such opinion was issued.

of the Affiliated Limited Partners’ interests in MSC based solely on a capital contribution made by the Company.  This adjustment to MSC’s NAV has also been made in determining the Company shares exchanged for limited partnership interests in the Post Exchange Offer Non-Affiliate Purchases for the reasons stated above.

Additionally, in order for MSC to continue its operations, a capital call may need to be made on any remaining unfunded limited partner capital before the time that the Purchases can be completed.  In order to further ensure that the Affiliated Limited Partners are not being provided with a more favorable offer for their interests in MSC than were those former limited partners who participated in the Exchange Offer, any cash contributed to MSC by the Affiliated Limited Partners after the Exchange Offer (the “LP Capital Contributed Post Exchange Offer”) will not be multiplied by 130% and, instead, will be excluded from the NAV of MSC in calculating the Adjusted Value.  LP Capital Contributed Post Exchange Offer, if any, will be exchanged in connection with the Purchases on a dollar for dollar basis.

Thus, the Adjusted Value of each Affiliated Limited Partner’s interest in MSC will be determined by taking the most recent NAV of MSC, subtracting both the MSCC Capital Contributed Post Exchange Offer and the LP Capital Contributed Post Exchange Offer, multiplying that number by 130%, then multiplying that number by the percentage interest of limited partnership interests held by that Affiliated Limited Partner in MSC.  The number of Shares issued to each Affiliated Limited Partner in connection with the Purchases will be determined by dividing the Adjusted Value of that Affiliated Limited Partner’s interest in MSC by the greater of the market price per share or the NAV per share of the Company’s common stock at the time of the Purchases.  In addition, in connection with the Purchases, each Affiliated Limited Partner will receive one dollar for each dollar value of any LP Capital Contributed Post

Exchange Offer by that Limited Partner.  Thus, the formula for calculating the Adjusted Value uses the Exchange Offer Valuation Formula but makes adjustments to ensure that the Affiliated Limited Partners do not unfairly benefit from capital events that have occurred subsequent to the Exchange Offer.

Subsequent to the Exchange Offer, the Board, including the Required Majority, authorized the management of the Company to acquire the interests in MSC that had not been acquired during the Exchange Offer.  The Board determined that such interests should be obtained on the same terms that were used in the Exchange Offer, but also determined that adjustments would need to be made to the Exchange Offer Valuation Formula in order to ensure that any Limited Partners selling their interests subsequent to the Exchange Offer did not unfairly benefit from capital events that occurred subsequent to the Exchange Offer.  In connection with their approval of the Post Exchange Offer Non-Affiliate Purchases, the Board, including the Required Majority, authorized management to determine and make such adjustments.  The exact adjustments that will be made to the Exchange Offer Valuation Formula in order to calculate the Adjusted Value will be specifically approved by the Board, including the Required Majority, prior to any Purchases being made.

C.                                    Determination of NAV

The NAV of MSC will be determined in accordance with the Company’s standard valuation process that it employs on a quarterly basis to determine the respective NAVs of the Company, MSMF, and MSC.  The Company’s valuation policy for investments for which there are no market values, described in more detail in its most recent 10-K, is in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification

(“Codification” or “ASC”) 820, Fair Value Measurements and Disclosures (“ASC 820”) and the Company’s valuation process has been approved by the Board in accordance with the 1940 Act.

In general, the Company’s valuation process is as follows:

•                  The quarterly valuation process begins with each portfolio company or investment of the Company, MSMF, and MSC being initially valued by the deal team responsible for the portfolio investment;

•                  Preliminary valuation conclusions will then be reviewed and discussed with senior management;

•                  A nationally recognized, independent valuation firm (the “Valuation Firm”) engaged by the Board will perform certain limited procedures that the Company has identified and asked them to perform on a selection of the final portfolio company valuation conclusions;

•                  The audit committee of the Board, consisting solely of Independent Directors(10), will review the preliminary valuations, and the deal team will consider and assess, as appropriate, any changes that may be required to the preliminary valuation to address any comments provided by the audit committee; and

•                  The Board will assess the valuations and will ultimately approve the fair value of each investment in good faith.

Grant Thornton, the Company’s independent registered public accounting firm, reviews the valuations quarterly and audits them annually.  Additionally, as part of the internal valuation process, in arriving at the fair value of its investments in portfolio companies, the Company,

(10)  The Board’s audit committee consists of three members, each of whom is an Independent Director and two of whom are Affiliated Limited Partners.

among other things, consults with a Valuation Firm.  The Valuation Firm is generally consulted relative to each portfolio investment at least once in every calendar year, and for new portfolio companies, at least once in the twelve-month period subsequent to the initial investment.  In certain instances, the Company may determine that it is not cost-effective, and as a result is not in its shareholders’ best interest, to consult with the Valuation Firm on one or more portfolio companies.  Such instances include, but are not limited to, situations where the fair value of the Company’s investment in a portfolio company is determined to be insignificant relative to the total Company’s investment portfolio.

The Company consulted with its Valuation Firm in arriving at the determination of fair value on a total of 26 portfolio companies during the year ended December 31, 2009, representing approximately 82% of the total core portfolio investments at fair value as of that date.  The Company consulted with its Valuation Firm relative to the determination of fair value on 4, 9, 6, and 7 core portfolio investments for the quarters ended March 31, 2009, June 30, 2009, September 30, 2009, and December 31, 2009, respectively, and 8, 10, and 8 core portfolio investments for the quarters ended March 31, 2010, June 30, 2010, and September 30, 2010.  The Board has the final responsibility for determining, in good faith, the fair value for the investments of the Company, MSMF, and MSC.

The Company’s valuation policy for investments for which there are market values primarily involves using observable inputs to determine the value of those investments through obtaining third party quotes or independent pricing, as described in more detail in its most recent 10-K.

D.                                    Reasons for Acquiring Additional Interests in MSC

The Company represents that the acquisition of interests in MSC owned by the Affiliated Limited Partners serves a valid business purpose.  The Company believes that its ownership of MSC is important for the stable capitalization and strategic growth of the Company.  The Company currently owns 88.6% of the total dollar value of the partnership interests in MSC.  As noted above in footnote 6, the Company continues to expand its ownership in MSC by purchasing interests from the Non-Affiliated Limited Partners who did not participate in the Exchange Offer.  The Company would like to further expand that ownership interest by being able to purchase the limited partnership interests owned by the Affiliated Limited Partners with the goal of eventually owning 100% of MSC.  The Company also believes that a simplified ownership structure for MSC will be less confusing for the shareholders of the Company to understand and will make its financial statements more clear.

The Company also believes that the Purchases would be beneficial to shareholders of the Company in so far as they would eliminate any perceived conflicts of interest that may occur when the Investment Adviser allocates investment opportunities among the Company, MSMF, and MSC, given that MSC is now partially owned by affiliates of the Company.

The Purchases will not be made unless approved by the Board, including the Required Majority, and also, separately, by all of the Independent Directors who are not Limited Partners.  The terms and the pricing of the Purchases will be reviewed by these parties at the time of each of their approval.

The Purchases are expected to be made as soon as is reasonably practicable after the receipt of the Order and the necessary approvals.  There will be no change to the operations of MSC as a result of the Purchases.  MSC will continue to co-invest with MSMF and the

Company, although reliance on the Co-Investment Order with respect to co-investments made by those three entities will no longer be necessary once the Company completes the Purchases from the Affiliated Limited Partners because such transactions could then be made in reliance on Rule 57b-1.

IV.                                APPLICABLE STATUTORY AND REGULATORY PROVISIONS

Section 57(a)(1) makes it unlawful for any person related to a BDC in a manner described in Section 57(b), acting as principal:

Knowingly to sell any security or other property to such business development company or to any company controlled by such business development company, unless such sale involves solely:  (A) securities of which the buyer is the issuer, or (B) securities of which the seller is the issuer and which are part of a general offering to the holders of a class of its securities . . .

Section 57(b), in turn, provides that Section 57(a) applies to, among other persons, any director, officer, employee, or member of an advisory board of a business development company or any person who is, within the meaning of Section 2(a)(3)(C), an affiliated person of any of those persons.

An “affiliated person” of another person is defined by Section 2(a)(3) of the 1940 Act to include, among others: (A) any person directly or indirectly owning, controlling, or holding with power to vote, five percent or more of the outstanding voting securities of such other person; (B) any person five percent or more of whose outstanding voting securities are directly or indirectly owned, controlled or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; and (D) any officer, director, partner, copartner, or employee of such other person.

Section 2(a)(9) of the 1940 Act, in pertinent part, defines “control” as “the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with the company.”

As noted above, certain of the Affiliated Limited Partners are either officers or directors of the Company.  Additionally, certain of the Affiliated Limited Partners are companies that would, pursuant to the definition in Section 2(a)(9), be considered to be controlled by the officers or employees of the Company.  Thus, Section 57 would prohibit the Affiliated Limited Partners from entering into the Purchases with the Company.

V.                                    REQUESTED RELIEF

Applicants request an Order of the Commission, pursuant to Section 57(c), exempting the Purchases from the Affiliated Limited Partners from the provisions of Section 57(a)(1), on the terms set forth in this Application.

Section 57(c) directs the Commission to exempt a transaction from one or more provisions of Sections 57(a)(1), (2), and (3) if all three of the following standards are met:

(i)                                     the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching of the BDC or its shareholders on the part of any person concerned;

(ii)                                  the proposed transaction is consistent with the policy of the Company as recited in its filings with the Commission under the Securities Act of 1933 and the 1934 Act, and in its reports to shareholders; and

(iii)                               the proposed transaction is consistent with the general purposes of the 1940 Act.

For the following reasons, Applicants respectfully submit that the terms of the Purchases meet the standards set forth in Section 57(c).

A.                                    Reasonableness and Fairness of the Terms of the Purchases and Lack of Overreaching

The terms of the Purchases are reasonable and fair and do not involve overreaching on the part of any person concerned.  In this regard, it is relevant that the portfolio companies in which MSC is invested are generally the same portfolio companies in which MSMF and/or the Company, are invested and these companies are valued in the same way for MSC, the Company, and MSMF.

Additionally, because the Shares issued by the Company in exchange for the additional interests in MSC will be valued at or higher than the applicable NAV per share of the Company at the time of the Purchases, shareholders of the Company will not experience dilution in the NAV per share of the Company’s common stock in connection with the Purchases.

Furthermore, the Adjusted Value of each Affiliated Limited Partner’s interest will be determined using the Exchange Offer Valuation Formula, as previously approved by the Board, and adjusted down to ensure that any Affiliated Limited Partners participating in the Purchases do not unfairly benefit from events that have occurred after the Exchange Offer.

B.                                    Consistency with the Policies of the Company

As described above, the Company already owns 88.6% of the partnership interests in MSC, and the Company, MSC, and MSMF share the same investment strategies and criteria in the lower middle market, although they are subject to different regulatory regimes.

C.                                    Consistency with the General Purposes of the Act

The Purchases are consistent with the general purposes of the Act because they do not give rise to the abuses that Section 57(a) of the 1940 Act was designed to prevent.  A primary purpose underlying Section 57(a) is to prevent a person with a pecuniary interest in a transaction from using his or her position with a BDC to benefit himself or herself to the detriment of the company’s shareholders.  In this case, the Company will merely be acquiring additional interests in a company (MSC) in which it already owns a majority interest and will be doing so at a price calculated using the same formula which was used to acquire its current majority interest.

VI.                                PROCEDURAL MATTERS

A.                                    Communications

Please address all communications concerning this Application and the Notice and Order to:

Vincent D. Foster

Chief Executive Officer

Main Street Capital Corporation

1300 Post Oak Boulevard

Suite 800,

Houston, Texas 77056

(713) 350-6000

Please address any questions, and a copy of any communications, concerning this Application, the Notice and Order to:

Steven B. Boehm, Esq.

Harry S. Pangas, Esq.

Sutherland Asbill & Brennan LLP

1275 Pennsylvania Avenue, N.W.

Washington, D.C. 20004

B.                                    Authorizations

The filing of this Application for the order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by the Company’s Board at its meeting held on July 31, 2008.  A copy of the resolution then adopted by the Company’s Board is attached as Exhibit A.  Such authorization still remains in effect.  Each person executing the Application on behalf of Haley Ventures, LLC, HHMS Investments, LLC, and Reppert Investments LP says that he has duly executed the attached Application for and on behalf of the applicable Affiliated Limited Partner; that he is authorized to execute the

Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, partners or other bodies necessary to authorize each such signatory to execute and file the Application have been taken.

Applicants have caused this Application to be duly signed on their behalf on the 7th day of December, 2010.

MAIN STREET CAPITAL CORPORATION		REPPERT INVESTMENTS LP
By: Reppert Rhapsody, LLC, its general partner

By:	/s/ Vincent D. Foster
Name:	Vincent D. Foster	By:	/s/ Todd A. Reppert
Title:	Chief Executive Officer	Name:	Todd A. Reppert
		Title:	Member

HALEY VENTURES, LLC		JOSEPH E. CANON

By:	/s/ Travis Haley	/s/ Joseph E. Canon
Name:	Travis Haley	VINCENT D. FOSTER
Title:	Member

HHMS INVESTMENTS, LLC
/s/ Vincent D. Foster
ARTHUR L. FRENCH
By:	/s/ Curtis L. Hartman
Name:	Curtis L. Hartman
Title:	Member	/s/ Arthur L. French
TODD A. REPPERT

By:	/s/ Dwayne L. Hyzak
Name:	Dwayne L. Hyzak	/s/ Todd A. Reppert
Title:	Member

By:	/s/ David L. Magdol
Name:	David L. Magdol
Title:	Member

By:	/s/ Rodger A. Stout
Name:	Rodger A. Stout
Title:	Member

VERIFICATION

STATE OF TEXAS	)
COUNTY OF HOUSTON	)

The undersigned says that he has duly executed the attached Application for and on behalf of Main Street Capital Corporation; that he is the Chief Executive Officer of such company; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Vincent D. Foster
Name:	Vincent D. Foster
Title:	Chief Executive Officer

Date:	December 7, 2010

VERIFICATION

STATE OF TEXAS	)
COUNTY OF HOUSTON	)

The undersigned says that he has duly executed the attached Application for and on behalf of Haley Ventures, LLC; that he is a member of such company; and that all action by members and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Travis Haley
Name:	Travis Haley
Title:	Member

Date:	December 7, 2010

VERIFICATION

STATE OF TEXAS	)
COUNTY OF HOUSTON	)

The undersigned state that each has duly executed the attached Application for and on behalf of HHMS Investments, LLC; that each is a member of such company; and that all action by members and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further state that each is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Curtis L. Hartman
Name:	Curtis L. Hartman
Title:	Member

/s/ Dwayne L. Hyzak
Name:	Dwayne L. Hyzak
Title:	Member

/s/ David L. Magdol
Name:	David L. Magdol
Title:	Member

/s/ Rodger A. Stout
Name:	Rodger A. Stout
Title:	Member

Date:	December 7, 2010

VERIFICATION

STATE OF TEXAS	)
COUNTY OF HOUSTON	)

The undersigned says that he has duly executed the attached Application for and on behalf of Reppert Investments LP; that he is a member of Reppert Rhapsody, LLC, the general partner of Reppert Investments LP; and that all action by partners and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Todd A. Reppert
Name:	Todd A. Reppert
Title:	Member, Reppert Rhapsody, LLC, the general partner of Reppert Investments LP

Date:	December 7, 2010

VERIFICATION

STATE OF TEXAS	)
COUNTY OF HOUSTON	)

The undersigned says that he has duly executed the attached Application for and on behalf of himself.  The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Joseph E. Canon
Name:	Joseph E. Canon

Date:	December 7, 2010

VERIFICATION

STATE OF TEXAS	)
COUNTY OF HOUSTON	)

The undersigned says that he has duly executed the attached Application for and on behalf of himself.  The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Vincent D. Foster
Name:	Vincent D. Foster

Date:	December 7, 2010

VERIFICATION

STATE OF TEXAS	)
COUNTY OF HOUSTON	)

The undersigned says that he has duly executed the attached Application for and on behalf of himself.  The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Arthur L. French
Name:	Arthur L. French

Date:	December 7, 2010

VERIFICATION

STATE OF TEXAS	)
COUNTY OF HOUSTON	)

The undersigned says that he has duly executed the attached Application for and on behalf of himself.  The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Todd A. Reppert
Name:	Todd A. Reppert

Date:	December 7, 2010

EXHIBIT A

RESOLVED, that the officers of the Company shall be, and each of them hereby is, authorized and empowered, by and on behalf of the Company, and in its name, to execute and cause to be filed with the U.S. Securities and Exchange Commission any applications for exemptive relief, and any amendments deemed necessary or appropriate thereto, and any related documents, including but not limited to requests for no-action relief or interpretative positions under the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Investment Company Act of 1940, as amended (the “1940 Act”), or any other applicable federal or state securities law, as such officers, in their sole discretion, deem necessary or appropriate to effect such actions or pursue such activities or transactions of the Company as are duly authorized.